EXHIBIT 99.2

ENERGY POWER SYSTEMS LIMITED
2 Adelaide Street West, Suite 301
Toronto, Ontario
M5H 1L6

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     This Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERGY POWER SYSTEMS LIMITED (the “Corporation”) for use at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are directors or officers Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted for each of the matters identified in the Notice and described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of the printing of the Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of Class A Preference shares. An aggregate of 8,075,145 Common Shares and 960,000 Class A Preference Shares, Series 2 were issued and outstanding as of the close of business on November 19, 2001. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

     All shareholders of record at the close of business on November 22, 2001 are entitled either to attend and vote at the Meeting in person the shares held by them, or provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any Common Shares after November 22, 2001 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     As at November 19, 2001, to the knowledge of the directors and senior officers of the Corporation, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

     The shareholders are being asked to elect five (5) directors at this Meeting. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the articles of the Corporation.

     The following are the names of management’s nominees for election as directors of the Corporation together with their positions held with the Corporation, municipalities of residence, principal occupations for the past five years, and the number of shares beneficially owned or over which control or direction is exercised:

Name, Address	Principal		Shares
and Position	Occupation	Date Elected Director	Held

James C. Cassina (2) Chief Executive Officer, President and Director Toronto, Ontario	Chief Executive Officer, President and Director of Energy Power Systems Limited	September 19, 1996	273,491

Sandra J. Hall Vice-President Corporate Affairs, Secretary and Director Ajax, Ontario	Vice-President Corporate Affairs, Secretary and Director of Energy Power Systems Limited	December 29, 1997	Nil

Ramesh K. Naroola (1)(3) Director New Delhi, India	Self Employed Consultant in Banking and Labour Law	October 1, 1999	10,000

Ian S. Davey (1) Director Toronto, Ontario	President of China One Communications	December 29, 1997	Nil

Milton Klyman (1) Director Toronto, Ontario	Self Employed Financial Consultant	April 3, 2001	Nil

Shareholders are urged to elect Management’s nominees as directors.

Notes:

(1)	Member of the Audit Committee.
(2)	Mr. Cassina beneficially owns 181,250 shares through Core Financial Enterprises Inc., a private Ontario corporation. Mr. Cassina is the sole director, officer and controlling shareholder of Core Financial Enterprises Inc. Mr. Cassina holds 92,241 shares of the Company directly.
(3)	Mr. Naroola indirectly owns 10,000 shares through Aarken Consultants Pvt. Ltd. Mr. Naroola is a director, officer and 50% shareholder of Aarken Consultants Pvt. Ltd.

EXECUTIVE COMPENSATION

Compensation Summary

     For the purpose of disclosure herein of Executive Compensation, the following table, presented in accordance with Form 40 made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation in respect of each of the individuals who were the current (and former) Chief Executive Officers and/or their equivalent, and each of the four most highly compensated Executive Officers (1) other than the Chief Executive Officer who were paid in excess of $100,000 per year (collectively the “Named Executive Officers”) for the financial years ended June 30, 2001, 2000 and 1999.

Summary Compensation Table

	Annual Compensation				Long-term
Compensation
Name and Principal						All Other
Position with the				Other Annual	Securities Under	Compen-
Company and/or		Salary	Bonus	Compensation	Options/Granted	sation
its Subsidiary	Year	($)	($)	($)(2)	(#)	($)

James C. Cassina (3)(4) Chief Executive Officer, President	2001 2000 1999	100,000 212,500 48,000	Nil Nil Nil	Nil Nil Nil	65,000/65,000 62,500/62,500 Nil	7,736 Nil Nil

Scott T. Hargreaves Chief Financial Officer	2001	100,000	Nil	Nil	10,000/10000	Nil

John H. Brake (4) President of M & M Engineering Limited and M & M Engineering Offshore Limited	2001 2000 1999	122,863 121,897 121,216	5,000 15,000 Nil	9,418 9,732 13,768	10,000/10,000 12,500/12,500 Nil	10,788 10,644 8,185

David R. Myers Vice-President, M & M Engineering Limited and M & M Engineering Offshore Limited	2001 2000 1999	120,951 118,337 121,804	20,000 14,500 Nil	10,202 10,569 10,610	Nil Nil Nil	10,054 8,862 7,376

Notes:
(1)	For the purposes of the disclosure of Executive Compensation, “Executive Officer” means the Chairman, Chief Executive Officer, a Vice-Chairman, the President, a Vice-President and any officer of the Corporation or its subsidiaries or any other person who performed a policy-making function in respect of the Corporation.
(2)	This figure represents employer contributions to Registered Retirement Savings Plans made by the Corporation and/or its subsidiaries.
(3)	Salary accrued for the fiscal year 2001 and for the fiscal year 2000 and 1999 management fees were accrued to Core Financial Enterprises Inc., a private Ontario corporation which Mr. Cassina is the sole director, officer and controlling shareholder.
(4)	The Corporation during the year ended 2001 cancelled 62,500 options granted to Mr. Cassina and 12,500 options granted to Mr. Brake exercisable at $20.00.

Long-Term Incentive Plan Awards

     The Corporation did not have a long-term incentive plan within the meaning of Form 40 (the definition of “long-term incentive plan” contained in Form 40 expressly excludes a stock option plan) during the financial year ended June 30, 2001.

Options/SAR Grants

     During the financial year ended June 30, 2001, the Corporation granted to Mr. Cassina, 40,000 stock options to acquire 40,000 common shares exercisable at $1.50 per share expiring February 6, 2005 and 25,000 stock options to acquire 25,000 common shares exercisable at $4.00 per share expiring June 14, 2005. In addition, Mr. Brake was granted 10,000 stock options to acquire 10,000 common shares exercisable at $1.50 per share expiring February 6, 2005 and Mr. Hargreaves was granted 10,000 stock options to acquire 10,000 common shares exercisable at $4.00 per share expiring June 14, 2005.

     Mr. Cassina, Mr. Brake and Mr. Hargreaves exercised no stock options of the Corporation during the financial year ended June 30, 2001.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

     The following table discloses the number and value of exercised and unexercised options held by the Named Executive Officers during the last completed financial year:

			Unexercised	Value of Unexercised in-
			Options/SARs at	the-Money Options/SARs
			June 30, 2001	at June 30, 2001(4)
	Securities Acquired	Aggregate Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

James C. Cassina	0	0	40,000/25,000 (1)	124,000/15,000
John H. Brake	0	0	10,000/0 (2)	31,000/0
Scott T. Hargreaves	0	0	10,000/0 (3)	6,000/0

Notes:
(1)	40,000 options exercisable at $1.50, and 25,000 options exercisable at $4.00, expiring February 6, 2005 and June 4, 2005 respectively.
(2)	These options are exercisable at $1.50 and expire February 6, 2005.
(3)	These options are exercisable at $4.00 and expire June 14, 2005.
(4)	The year-end closing price was $4.60.

Stock Option Repricings

     The Corporation did not during the financial year ended June 30, 2001 re-price downward any stock options.

Defined Benefit or Actuarial Plan Disclosure

     The Corporation does not have a defined benefit or actuarial plan.

Employment Contracts

     For the purposes of this section, each of Mr. Cassina, Mr. Hargreaves, Mr. Brake, and Mr. Myers shall be referred to as an “Executive Officer”. There is no employment contract between the Corporation or any of its subsidiaries and Mr. Hargreaves, Mr. Brake, or Mr. Myers. As well, there is no compensatory plan or arrangement with respect to an Executive Officer which results or will result from the resignation, retirement or any other termination of employment of an Executive Officer’s employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in an Executive Officer’s responsibilities following change of control except as below.

     As of July 1, 1999, the Corporation and Mr. Cassina entered into a three-year employment contract cancellable upon six-months written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Corporation. The contract specifies that Mr. Cassina will be paid a base annual salary of $250,000 with a possible bonus of up to 200% of such salary. Pursuant to the contract, Mr. Cassina would be granted 125,000 stock options, 62,500 exercisable at $14.00 per share and 62,500 exercisable at $20.00 per share. Early termination of the contract by the Corporation will trigger a one-time severance payment of a minimum of $2 million. Effective April 2001, Mr. Cassina’s annual salary has been reduced to $100,000 and the options waived. As of the date of this circular the amounts payable under the contact have been accrued.

Compensation of Directors

     There was no compensation paid by the Corporation to the directors during the financial year ended June 30, 2001 for their services in their capacity as directors except as described below.

     Ms. Hall, a director of the Corporation received $12,000 as compensation for corporate secretarial services rendered up to June 30, 2001.

     During the financial year ended June 30, 2001, a total of 190,000 options were granted, to certain directors, officers and consultants of the Corporation (excluding the Named Executive Officers), exercisable at prices ranging from $1.50 to $4.00 expiring February 6, 2005, April 4, 2005 and June 14, 2005.

     During the financial year ended June 30, 2001, a total of 20,000 stock options were exercised. Also during the financial year ended June 30, 2001 105,625 stock options were cancelled by agreement with option holders.

Composition of the Compensation and Corporate Governance Committee

     The members of the compensation and corporate governance committee (the “Committee”) of the Board are Mr. Cassina, Mr. Naroola and Mr. Davey.

Report on Executive Compensation

     Responsibilities of the Committee. The Committee is responsible for, among other things, making recommendations to the Board with respect to compensation policies and levels of compensation in respect of the Corporation’s executive officers.

     Executive Compensation Program. The Corporation’s executive compensation program is designed to attract and retain qualified executives who can ensure the current and long-term success of the Corporation. Compensation for executive officers is currently comprised of the following elements — an annual salary, the grant of stock options from time to time, pension and medical benefits and auto allowances (see Summary Compensation Table).

     Salary. The Committee’s policy objectives are to pay salaries to the Corporation’s executives that are competitive with those paid by companies comparable to the Corporation in the industry.

Performance Graph

     The following graph compares the five year cumulative shareholder return for CDN$100.00 invested on June 30, 1997 in common shares with the cumulative total return of the TSE 300 Total Return Index and the TSE Fabricating & Engineering Return Index since that date.

	June ’97	June ’98	June ’99	June ’00	June ’01
	(1)(2)	(1)(2)	(1)(2)	(1)(2)

EPS Close (1)(2)	96.00	12.60	11.00	1.00	4.60

EPS Cumulative Return	100	13.13	11.46	1.04	4.79

TSE 300 Total Return Index	13,222.76	15,367.27	14,864.79	21,912.16	16,849.28

TSE 300 Total Return Index Cumulative Return	100.00	116.22	112.42	165.72	127.43

TSE Fabricating & Engineering Total Return Index	7,645.87	8,539.28	7,375.01	14,095.63	9,186.41

TSE Fabricating & Engineering Total Return Index Cumulative Return	100.00	111.68	96.46	184.36	120.15

Notes:
(1)	Adjusted for consolidation 1:4 on January 29, 1999.
(2)	Adjusted for consolidation 1:4 on February 2, 2001.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     During the year ended June 30, 2001, no director or senior officer was indebted to the Corporation, nor has any associate or affiliate of any director or senior officer of the Corporation been indebted to the Corporation or any of its subsidiaries, other than as disclosed below. As at November 19, 2001, employees, officers and directors owe the Corporation an aggregate of $10,687.

		Largest Amount		Financially
		Outstanding During		Assisted Securities
		Financial	Amount	Purchases During
	Involvement of	Year ended	Outstanding as at	Financial Year
Name and Principal	Issuer or	June 30, 2001	November 16, 2001	ended June 30, 2001	Security for
Position	Subsidiary	($)	($)	(#)	Indebtedness

David Myers	Vice-President, M & M Engineering Limited and M & M Engineering Offshore Limited	10,687	10,687	N/A	N/A

MANAGEMENT CONTRACTS

     No insider of the Corporation has an interest in a material transaction with the Corporation except as described above in Executive Compensation.

APPOINTMENT OF THE AUDITOR

     Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the remuneration of the auditor.

ADVANCE APPROVAL OF ISSUANCE OF COMMON SHARES

     Management of the Corporation is continuing to evaluate potential acquisitions and exploration and development programs to complement the existing operations of the Corporation and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Corporation may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing. Management of the Corporation may also propose to settle a portion of its outstanding loans payable by way of one or more private placement.

     The Corporation will be seeking at the Meeting advance shareholder approval for share issuances by the Corporation, pursuant to one or more private placements. The Corporation proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of this Circular, being 8,075,145 Common Shares. Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory approval and to the following additional restrictions:

(a)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(b)	it must comply with applicable regulatory requirements and relevant private placement pricing rules.

     (For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     The directors of the Corporation do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain and/or expand the Corporation’s operations.

     Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, being 8,075,145 Common Shares at such price or prices and on such terms as the board of directors of the Corporation considers appropriate, subject to the restrictions referred to above.

     The resolution shareholders will be asked to approve is attached to this Circular as Exhibit “1”. To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed proxy will vote FOR the resolution.

APPROVAL OF AN AMENDMENT TO THE STOCK OPTION PLAN

     The Corporation’s shareholders approved a stock option plan in 1996, which provides for the issuance of options to directors, officers, employees, consultants and other persons who provide ongoing services to the Corporation (the “Plan”). The Plan currently provides that the maximum aggregate number of shares reserved for issuance and which may be purchased upon the exercise of all options granted under the Plan shall not exceed 281,250 common shares. As stated elsewhere in this Circular, as at the date of this Circular there are 8,075,145 common shares of the Corporation issued and outstanding. Management of the Corporation is proposing that the maximum number of common shares of the Corporation eligible to be issued pursuant to the grant of options under the Plan be further increased to 800,000.

     To maximize the utility of the Plan, it is the view of the board of directors of the Corporation that it is desirable to increase the number of common shares eligible for issuance pursuant to the grant of options thereunder to the current maximum of 800,000. Pursuant to applicable securities regulations, however, shareholder approval is required for any such amendment to the Plan. Accordingly, shareholders of the Corporation will be asked at the Meeting to consider, and if thought advisable, to authorize and approve by means of an ordinary resolution, an amendment to the Plan, increasing the maximum number of common shares of the Corporation issuable pursuant to the grant of options thereunder to 800,000. The resolution shareholders will be asked to approve is attached to this Circular as Exhibit “2”. To be approved, the resolution must be passed by a majority of the votes cast by the shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed proxy will vote FOR the resolution.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     No insider of the Corporation has an interest in a material transaction with the Corporation since the beginning of the Corporation’s last financial year or in any proposed transaction with the Corporation other than described under Executive Compensation and set out below.

     To the best of the Company’s knowledge related party transactions entered into since June 30, 2000 could include the following:

     Effective February 1, 2001 the Corporation and Rally Energy Corp., (“Rally”) entered into a Purchase and Sale Agreement whereby the Corporation acquired from Rally, Rally’s interest in the Sibbald Property in Alberta and minor interests Rally held in properties in Ontario. The purchase and sale could be construed as a related party transaction as Ms. Hall, a Director, Secretary and Vice President Corporate Affairs of the Corporation was at the time the Purchase and Sale Agreement was entered into also a director and officer of Rally. Ms. Hall does not hold or control greater than 5% of the issued and outstanding shares of the Corporation or of Rally, however Ms. Hall disclosed her respective positions to each board and abstained from voting on the resolutions for both the Corporation and Rally. Ms. Hall has subsequently resigned as a director and officer of Rally.

     Mr. Cassina, President, CEO and a Director of the Corporation was an insider of Rally up to January 2001 by virtue of Mr. Cassina controlling directly or indirectly approximately 14% of the issued and outstanding shares of Rally. Prior to entering into the Purchase and Sale Agreement with Rally Mr. Cassina had reduced his interest in Rally to hold less than 10% of Rally. The sale of the Sibbald Property by Rally to the Corporation was decided by the Board of Directors of Rally and Mr. Cassina played no role in the Rally decision.

     The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation report on the Sibbald property prepared by Gilbert Laustsen Jung, and production revenues. The minor interest in the Ontario properties was not considered material to the transaction.

     Effective March 1, 2001 the Corporation and Oil Springs Energy Corp. (“Oil Springs”) entered into a Purchase and Sale Agreement whereby the Corporation acquired an average 20% working interest in three producing gas properties located within Alberta in the areas known as Bigstone and Kaybob. Mr. Cassina is also a Director of Oil Springs. Mr. Cassina disclosed his respective positions to each board and abstained from voting on the resolutions for both the Corporation and Oil Springs.

     The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation assessed by a geological consultant to the Corporation.

GENERAL

     Except as otherwise indicated, information contained herein is given as of November 19, 2001. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

DIRECTORS APPROVAL

     The contents and the sending of this Circular to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

     DATED at Toronto, Ontario this 19th day of November 2001.

BY ORDER OF THE BOARD

JAMES C. CASSINA President and CEO

EXHIBIT “1”

RESOLUTION RE PRIVATE PLACEMENTS

     BE IT RESOLVED THAT Energy Power Systems Limited (the “Corporation”) be and is hereby authorized to issue during the twelve months following the Meeting (as defined below), pursuant to one or more private placements, a maximum of 8,075,145 Common Shares at such price or prices and on such terms as the board of directors of the Corporation considers appropriate, subject to the restrictions described in the management information circular of the Corporation dated November 19, 2001 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 28, 2001 (the “Meeting”).

EXHIBIT “2”

RESOLUTION APPROVING AN AMENDMENT
TO THE CORPORATION’S STOCK OPTION PLAN

RESOLVED THAT:

     WHEREAS the maximum number of shares eligible for issuance pursuant to the grant of options under the current stock option plan of the Corporation, as amended from time to time (the “Plan”), is 281,250;

     AND WHEREAS as of the date of the Circular to which this resolution is attached, an aggregate of 8,075,145 common shares were issued and outstanding and, as a result, management proposes that the maximum number of common shares eligible for issuance under stock options granted under the Plan be increased to 800,000;

     AND WHEREAS the Corporation desires to maximize the utility of the Plan by increasing the number of common shares eligible for issuance pursuant to the grant of options under the Plan to the maximum permitted under applicable securities laws and regulations;

     AND WHEREAS applicable securities laws and regulations require shareholder approval to any amendments to the Plan, including amendments increasing the maximum number of shares reserved for issuance under a particular plan as contemplated herein;

     NOW THEREFORE BE IT RESOLVED THAT:

1.     An amendment to the Plan increasing the maximum aggregate number of common shares reserved by the Corporation for issuance pursuant to options granted under the Plan from 281,250 to 800,000 is hereby authorized, approved and confirmed.

2.     Any one director or officer of the Corporation be and he is hereby authorized and directed to execute under the corporate seal or otherwise all such deeds, documents, instruments and assurances, and do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution.